Exhibit 99.108

Approved
by Board:

August 2, 2012

ANTI-BRIBERY AND ANTI-CORRUPTION POLICY

Purpose/Summary

To avoid and prevent bribery and corruption

Applies To

All RIO ALTO Personnel and Consultants

Maintained By

Chief Financial Officer

Authority

Rio Alto’s Board of Directors

Table of Contents – Anti-Bribery and Anti-Corruption Policy

I.	Introduction		1
II.	Policy Application		1
III.	Definitions		1
IV.	Policy		3
V.	Guidelines		4
	A.	Gifts and Entertainment	4
	B.	Political and Charitable Donations	5
	C.	Facilitation Payments	5
	D.	Accounting and Books and Records	5
VI.	Due Diligence		6
	A.	Consultants	7
	B.	Joint-Ventures	8
	C.	Mergers and Acquisitions	8
VII.	Responsibilities		9
VIII.	Procedures		10
	A.	Training and Certification	10
	B.	Reporting	10
	C.	Violations	10
	D.	Monitoring	11
IX.	Contacts		11
Schedule “A” – Potential Red Flags			12

Anti-Bribery and Anti-Corruption Policy

I.	Introduction

RIO ALTO is committed to conducting business with integrity in accordance with the highest ethical and moral standards. RIO ALTO has zero-tolerance for bribery and corruption in all business dealings and relationships, in all jurisdictions in which RIO ALTO operates. Implementing and enforcing effective systems to prevent bribery and corruption are central to this approach.

As described in the Code of Business Conduct, all Personnel and Consultants have a duty to comply with all applicable laws, rules and regulations and the Code of Business Conduct. This obligation includes compliance with all applicable anti-bribery and anti-corruption laws, rules and regulations, which include the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), the Criminal Code Amendment (Bribery of Foreign Public Officials) (Australia), The Bribery Act (UK) and global anti-bribery and anti-corruption conventions.

The purpose of this policy is to avoid and prevent bribery and corruption in all business dealings of, and transactions undertaken by, RIO ALTO. This policy provides information and guidance on how to recognize and deal with bribery and corruption issues and provides guidelines and establishes procedures to ensure that all those working for, on behalf of and with RIO ALTO have a clear and consistent understanding of how to avoid and prevent bribery and corruption.

II.	Policy Application

This policy applies to all Personnel in every location in which RIO ALTO operates, and, by written agreement, to all Consultants, joint ventures and business partners, including joint venture partners of RIO ALTO.

All Consultants must be informed of the requirements of this policy and must contractually agree to comply with RIO ALTO’s Code of Business Conduct, this policy and all applicable anti-bribery and anti-corruption laws.

In addition, all business partners of RIO ALTO, including joint venture partners, must be informed of this policy and must contractually agree to comply with RIO ALTO’s Code of Business Conduct and this policy (or the equivalents of) and all applicable anti-bribery and anti-corruption laws.

Compliance with this policy is mandatory, both in letter and in spirit. This policy must be complied with even in situations where the anti-bribery or anti-corruption laws, rules or regulations or local business practices in the applicable jurisdiction are less restrictive.

III.	Definitions

“Consultant” means any individual, firm or entity acting for or on behalf of RIO ALTO, including but not limited to agents, consultants, representatives, advisors, intermediaries, distributors, brokers or other service providers who are hired or otherwise retained by RIO ALTO to provide services that directly relate to business that may involve, either directly or indirectly, a State, Public Agency, Public Enterprise, Public International Organization or who has or is likely to have contact with a Public Official.

“Facilitation Payment” means small, unofficial payments made to secure or expedite a routine, non-discretionary government action that is otherwise required to be performed.

“Family Member” means

(1)

a spouse; domestic partner, spousal equivalent, or dependent (whether or not related), child (including adopted child), parent, sibling, grand-parent, grandchild, step brother-sister, step- parent, aunt, uncle, niece, nephew, guardian or an individual who stands or stood in the place of a parent to a person when the person was a child, foster-child, or ward;

(2)	any spouse, parent, sibling, or child of any of the above; and

(3)	any individual who is related by blood or affinity or whose close association with the person is the equivalent of a family relationship.

“Personnel” means all RIO ALTO directors, officers and employees (permanent, part-time, students, temporary and casual).

“Public Agency” means anybody or authority that is established, under public law or otherwise, to perform a duty or function on behalf of a State or is performing public duties or functions including, but not limited to a board or a commission.

“Public Enterprise” means any enterprise, regardless of its legal form, over which a State, or States, may, directly or indirectly, exercise a dominant influence including, but not limited to a national agriculture and commodity company.

“Public International Organization” means any public international organization, including international financial institutions such as the World Bank Group, the International Bank for Reconstruction & Development, the European Bank for Reconstruction & Development, and the Asian Development Bank.

“Public Official” means any person holding a legislative, administrative or judicial office of a State; any person performing public functions for a State, a Public Agency or a Public Enterprise; any official or agent of a Public International Organization; and includes political parties, officials of political parties and political party candidates.

“State” means any country and includes

(1)	any political sub-division of that country;

(2)	the government, and any department, or branch, of that country or of a political sub-division of that country; or

(3)	any agency of that country or of a political sub-division of that country.

“RIO ALTO” means RIO ALTO MINING LIMITED and all of its subsidiaries.

IV.	Policy

This policy prohibits offering, promising, lending or giving any undue pecuniary or other advantage, either directly or indirectly, to a Public Official, or to any other person knowing that all or a part of it is, for the direct or indirect benefit of a Public Official.

In this policy, “knowing” includes deliberately ignoring circumstances that reasonably suggest a high likelihood that the undue pecuniary or other advantage is for the benefit of a Public Official.

An undue pecuniary or other advantage may take many forms including, but not limited to gifts, entertainment, reimbursement of expenses, political or charitable donations, in-kind contributions, loans, rewards, investment opportunities, subcontracts, business commissions or business incentives and does not depend on:

  the value;

  the results;

  local customs (or the perception of local customs);

  the tolerance by authorities in the Public Official’s jurisdiction; or

  the alleged necessity, unless the life, liberty or security of Personnel or a Consultant is at stake.

The above conduct is prohibited even if:

1.	the benefit is for someone other than the party providing it;

2.	the business being sought is not with the government;

3.	the payment or other advantage does not actually secure an advantage in business; or

4.	the payment or other advantage was initially suggested by a Public Official.

We must all ensure that RIO ALTO’s relationships with States, Public Agencies, Public Enterprises, Public International Organizations and Public Officials will in all respects not embarrass RIO ALTO or impugn RIO ALTO’s integrity or reputation if the full details of the relationship became public knowledge.

Accordingly, all Personnel and Consultants are prohibited from providing any pecuniary or other advantage, regardless of the value, to any Public Official to obtain, maintain or direct RIO ALTO business except in accordance with this policy or related policies or procedures. This prohibition applies to the use of both RIO ALTO and personal funds or assets.

All Personnel and Consultants are expected to be aware of all anti-bribery and anti-corruption laws applicable to their business operations, the potential impact of such laws on RIO ALTO’s operations and to conduct their business activities consistently with such laws and this policy.

All Personnel must take appropriate measures to ensure that Consultants whom they retain do not engage in any prohibited conduct with all or part of any pecuniary or other advantage provided to them, or at all.

V.	Guidelines

	A.	Gifts and Entertainment

As a general rule, Personnel and Consultants may only offer or accept Gifts, Entertainment and Travel Expenses to or from a Public Official that are offered in connection with the promotion, demonstration or explanation of RIO ALTO’s or a Public Official’s products or services or the execution or performance of a contract and that are infrequent, below Nominal Value and consistent with standard Canadian industry practice.

Personnel and Consultants may offer or accept any Gift, Entertainment or Travel Expense to or from a Public Official that:

  serves a business purpose (to familiarize recipient with the provider’s facilities, products, services or personnel);

  is permissible under the laws and policies that are applicable to the Public Official;

  is not given (and could not reasonably be perceived to have been given) as an exchange to influence business for RIO ALTO;

  would not embarrass, or reflect negatively on RIO ALTO;

  is appropriate under the circumstances in value and nature; and

  the recipient would not put a higher value on the Gift, Entertainment or Travel Expense than the value intended.

Personnel and Consultants are prohibited from offering or accepting any Gift, Entertainment or Travel Expense, directly or indirectly, to or from a Public Official or a Public Official’s Family Member that:

  is contrary to law; or

  obligates, influences or compromises, or may appear to obligate, influence or compromise, the conduct of, or be a personal enrichment to, the recipient.

Personnel and Consultants are expected to consider the circumstances of the Gift, Entertainment or Travel Expense (such as the character, the purpose, the appearance, the position of people involved, the business context, reciprocity and applicable laws). Personnel and Consultants are not entitled to rely on the fact that a Gift, Entertainment or Travel Expense is consistent with normal social or business customs and practices of the Public Official’s jurisdiction.

If any questions arise regarding the appropriateness of any Gift, Entertainment or Travel Expense to or from a Public Official, consult with the Corporate Secretary.

B.	Political and Charitable Donations

Special attention must be given to political and charitable donations because the purpose of any such donation could be misconstrued as an attempt to secure an advantage in business.

For example, the legality of a political or charitable donation may be questioned when:

  it appears to be closely connected to a particular business relationship;

  the amount suggests even an implicit understanding of an exchange to influence business for RIO ALTO;

  it is made at the request of a Public Official;

  it is made on behalf of a Public Official; or

  it is made to an individual or entity with whom a Public Official is directly or indirectly associated.

All political donations are prohibited unless pre-approved in accordance with the Political Contributions Policy and all charitable donations are prohibited unless pre-approved by the President and Chief Executive Officer and the Chief Financial Officer.

C.	Facilitation Payments

RIO ALTO strongly discourages the making of Facilitation Payments. Any Facilitation Payment that is intended to be made must:

  be pre-approved by the President and Chief Executive Officer and the Chief Financial Officer;

  be lawful under the law in the jurisdiction in which the payment is to be made;

  be small in value; and

  be properly documented and recorded.

D.	Accounting and Books and Records

RIO ALTO is committed to developing, documenting, maintaining and continually enhancing its internal financial controls to assist in ensuring that all payments are accurately recorded in RIO ALTO’s books and records. Special attention will be paid to those areas that may directly affect anti-bribery and anti-corruption compliance.
All payments made and expenses incurred on behalf of RIO ALTO must be properly recorded with a complete and accurate description of the character and nature of, and the purpose for, the payment or expense and must be properly documented with receipts and other supporting documentation. No payment made or expense incurred on behalf of RIO ALTO will be approved without supporting documentation and no Personnel and Consultants shall make any payment or incur any expense on behalf of RIO ALTO with the intention or understanding that any part of the payment or expense will be used for any purpose other than that described by the supporting documentation.

All Personnel are prohibited from:

  keeping any accounts or transactions “off-book” to facilitate or conceal improper payments, or for any other reason;

  establishing any undisclosed or unrecorded RIO ALTO funds or assets;

  making inflated or artificial entries in RIO ALTO’s books and records or engaging in any arrangement that results in such entries;

  making any entries in RIO ALTO’s books and records using false documentation or that incorrectly identifies the object;

  falsifying any accounting record or document relating to a transaction, including in any manner that may obscure or disguise the true nature of the transaction;

  intentionally destroying bookkeeping documents earlier than foreseen by the applicable law.

All accounts, invoices, memoranda and other documents and records relating to dealings with any Consultant must be prepared and maintained with strict accuracy and completeness.

All invoices must separately describe and value each item and charge in sufficient detail to be readily understood by a third party and must always describe the true nature of the transaction and be consistent with the information contained in all other documentation relating to the transaction. Invoices must never be for an amount that exceeds the reasonable charge or contractual agreement for the products or services provided and must never include any additional or unusual items.

Each accounting Personnel responsible for providing quarterly management representations must affirm that, to his or her knowledge, no payments in violation of this policy have been made during that period.

VI.	Due Diligence

RIO ALTO is committed to conducting a thorough and well documented due diligence review before engaging any Consultant, entering into any joint venture relationship or participating in any merger or acquisition and to conducting periodic due diligence, as appropriate in the circumstances, throughout the life of any such business relationship.

If any inconsistencies are uncovered or concerns arise during the course of any due diligence Personnel must consult with the Chief Financial Officer or the Corporate Secretary.

A.	Consultants

Consultants can expose RIO ALTO and its directors and officers to significant risk and liability under anti-bribery and anti-corruption laws, damaging RIO ALTO’s reputation and ability to continue to conduct business in certain jurisdictions.

Personnel considering engaging a Consultant must first notify the Legal Department and conduct due diligence to ensure that the Consultant has true and genuine expertise, a solid reputation and a good track record. Due diligence includes, but is not limited to:

  confirming that the Consultant can perform the required services;

  determining the Consultant’s integrity;

  determining the reputation for corruption of the country in which the business activities will take place;

  identifying any relationships between the Consultant (and any Family Member) and Public Officials;

  reviewing past and present transactions and activities of the Consultant;

  reviewing past experiences of the Consultant with RIO ALTO; and

  determining the reasonableness and structure of compensation payments.

The results of the initial due diligence must be accurately and thoroughly recorded in writing and provided to the Chief Financial Officer for review.

In some cases, Personnel who are considering engaging a Consultant may be required to undertake additional due diligence including, but not limited to, interviewing, indirect investigations or general research on the proposed Consultant.

Personnel engaging a Consultant, after obtaining approval from the Chief Financial Officer, must formalize the engagement in writing using a suitable form of independent consultant agreement.

Personnel who engage a Consultant must monitor the Consultant’s activities and performance throughout the course of the engagement including, but not limited to:

  ensuring that the Consultant provides a detailed accounting of all services performed and payments made on behalf of RIO ALTO and all applicable supporting documentation;

  carefully examining each invoice and the supporting documentation submitted by the Consultant to ensure that all payments are made in conformity with the Consultant’s independent consultant agreement; and

  periodically conducting due diligence to ensure compliance with all applicable anti-bribery and anti- corruption laws.

If any questions arise regarding compliance with anti-bribery or anti-corruption laws or if there is any doubt as to the propriety of a particular engagement, payment or transaction, consult with the Corporate Secretary of Chief Financial Officer.

B.	Joint-Ventures

RIO ALTO’s joint venture partners, joint venture entities and any Consultants retained by RIO ALTO’s joint ventures and joint venture partners can expose RIO ALTO and its directors and officers to liability under anti-bribery and anti-corruption laws.

Personnel considering entering into any joint venture relationship must first notify the Chief Financial Officer and assist in conducting due-diligence, which must be done, as applicable, in accordance with the Consultants section and Mergers and Acquisitions section of this policy.

The due diligence results must be accurately and thoroughly recorded in writing and assessed by the Corporate Secretary, in consultation with the business unit or function that is proposing the joint venture relationship, to determine whether to recommend approving the relationship to Board of Directors.

When a joint venture relationship is approved, the Chief Financial Officer and Corporate Secretary must ensure that the written agreement(s) contains appropriate representations, warranties, covenants, events of default and indemnity provisions.

The business unit or function responsible for the joint venture relationship must monitor the activities of the joint venture and joint venture partner(s) throughout the course of the relationship including, but not limited to periodically conducting due diligence to ensure compliance with all applicable anti-bribery and anti-corruption laws.

C.	Mergers and Acquisitions

RIO ALTO and its directors and officers may be liable for any corrupt activities that have taken place by a target company before the acquisition.

Before RIO ALTO completes any joint venture, merger (standard or reverse), or acquisition transaction, the Chief Financial Officer or Corporate Secretary, with the assistance of the business unit or function involved in the transaction, will conduct due diligence on the potential target to provide reasonable assurance that none of the target’s past business activities were in violation of any anti-bribery or anti-corruption laws. Due diligence includes, but is not limited to:

  reviewing all significant interactions between the target and any State, Public Agency, Public Enterprise, Public International Organization and any Public Official;

  determining the reputation for corruption of the country or countries in which the target’s business activities took place;

  forming a working partnership between RIO ALTO’s deal team and the target’s team of compliance risk experts;

  reviewing relevant target records, including but not limited to financial and accounting, employment and Consultant records;

  interviewing the target’s management and compliance officer;

  interviewing key staff and circulating a questionnaire focusing on particular areas of concern; and

  conducting, if appropriate, a TRACEcheck.

The due diligence results must be accurately and thoroughly recorded in writing and assessed by the Corporate Secretary and the business unit or function involved in the transaction to determine the impact of the findings on the value of the target and by the Legal Department, in consultation with the business unit or function, to determine whether to recommend approving the transaction to Board of Directors.

When a transaction is approved, the Legal Department must ensure that the written agreement(s) contains appropriate representations, warranties and indemnity provisions and that the compliance policies of the target and RIO ALTO are harmonized after closing.

VII.	Responsibilities

Personnel and Consultants are responsible for preventing, detecting and avoiding any activity that may lead to or suggest a breach of this policy and for reporting any violation or suspected violation of this policy. To assist Personnel in identifying situations that may raise concerns under this policy, a non-comprehensive list of potential “red-flags” are provided in Schedule “A” attached.

Managers/supervisors have day-to-day responsibility for implementing this policy and for ensuring that all Personnel and Consultants for whom they are responsible are made aware of, and are provided relevant and ongoing training on, this policy.

The Chief Financial Officer and appropriate delegate(s) are authorized to advise RIO ALTO and Personnel concerning activities that fall within the scope of this policy and will assist managers/supervisors in ensuring that all Personnel are made aware of, and are provided relevant and ongoing training on, the prohibitions of applicable anti-bribery and anti-corruption laws and the requirements of this policy.

The Chief Financial Officer and appropriate delegate(s) and the VP Finance have primary responsibility for establishing and maintaining the practices, guidelines and internal controls related to, and for monitoring the effectiveness of, this policy. Periodic reports will be provided to the Audit Committee in this regard.

RIO ALTO’s Nominating and Corporate Governance Committee has overall responsibility for monitoring the effectiveness of this policy.

VIII.	Procedures

A.	Training and Certification

All Personnel and Consultants will be provided relevant and ongoing training on how to implement and adhere to this policy and, where required, must certify that they understand this policy and that to the date of the certification they have complied with this policy. In most cases, this certification will be required on an annual basis; however, in some cases it will be required on a more frequent basis.

We should encourage RIO ALTO’s business partners, including joint venture partners, to participate in RIO ALTO’s anti-bribery and anti-corruption training or equivalent training.

B.	Reporting

Directors, including the President and Chief Executive Officer and Chief Financial Officer, must report any violation or suspected violation of this policy to the Chair of the Audit Committee and all other Personnel must report any violation or suspected violation of this policy to their manager/supervisor, the Corporate Secretary or the VP Finance.

In the alternative, Personnel and Consultants may report violations or suspected violations of this policy to the confidential reporting hotline. All hotline calls are directed to an independent call center and the information provided is summarized in a report and forwarded to the Corporate Secretary and a delegate of the Chief Financial Officer.

For additional information regarding the procedure for reporting violations or suspected violations of this policy, please refer to the Code of Business Conduct.

RIO ALTO’s business partners, including joint venture partners should report any violation or suspected violation of this policy in accordance with the terms of their agreement(s) with RIO ALTO.

No retaliatory action will be taken or permitted against any individual or entity making a good faith report under this policy.

C.	Violations

Any violation of this policy by an officer or employee will result in disciplinary action, in accordance with applicable local progressive discipline policies, up to and including termination.

Violations of this policy may also result in criminal and/or civil action. Violations of anti-bribery and anti-corruption laws subject the offending party to severe criminal penalties, including imprisonment, and both RIO ALTO and the offending party to severe civil penalties.

RIO ALTO reserves the right to terminate contractual relations with any Consultant and any business partner, including joint venture partners, who has contractually agreed to comply with this policy and has violated this policy.

D.	Monitoring

RIO ALTO is committed to ensuring compliance with anti-bribery and anti-corruption laws and will monitor, reassess and, where necessary, adapt this policy to ensure continued effectiveness.

RIO ALTO’s VP Finance will periodically audit and monitor compliance with this policy through scheduled, as well as random audits.

IX .	Contacts

Any questions regarding this policy or the appropriateness of any activity in relation to this policy should be directed to the Corporate Secretary or the Chief Financial Auditor.

Corporate Secretary – Daniel Kenney
Email: dkenney@davis.ca
Phone: 403 698 8704

Chief Financial Officer – Anthony Hawkshaw
Email: tonyh@rioaltomining.com
Phone: 778 389 5907

VP Finance – john Fong
Email: johnf@rioaltomining.com
Phone: 604 628 1401

I have read and understood this policy:

Signature

Print Name

Date

Schedule “A” – Potential Red Flags

The following is a list of possible red flags that may arise during the course of working for, on behalf of or with RIO ALTO that may raise concerns under various anti-bribery and anti-corruption laws. The list is not intended to be exhaustive and is for illustrative purposes only.

Personnel who encounter any of these red flags, must promptly report the situation in accordance with the Reporting section of this policy.

  Personnel become aware that a Consultant is engaging in, or has been accused of engaging in, improper business practices;

  Personnel learn that a Consultant has a reputation for paying bribes, or requiring that bribes be paid to the Consultant;

  Personnel learn that a Consultant or a Consultant’s Family Member has a reputation for having a "special relationship" with a Public Agency, Public Enterprise, Public International Organization or one or more Public Officials;

  Personnel learn that a Consultant has a reputation for bypassing normal business channels, particularly in activities involving a State or Public Official;

  A Consultant or a Public Official insists on receiving a commission or fee payment before committing to executing an independent consultant agreement, or carrying out a government function or process for RIO ALTO;

  A Consultant requests payment in cash or refuses to provide an invoice or receipt for a payment made;

  Personnel receive an invoice from a Consultant that appears to be non-standard or customized;

  Personnel notice that RIO ALTO has been invoiced for a commission or fee payment that appears large given the service stated to have been provided;

  Personnel receive a request for payment from a Consultant without documentation or with false documentation;

  A Consultant requests that a payment be made to a country or geographic location different from where the Consultant resides or conducts business or to another name;

  Personnel notice that a payment made to a Consultant is not drawn from the correct account;

  A Consultant or Public Official requests an unexpected additional fee or commission to "facilitate" a service;

  A Consultant or Public Official requests that a payment be made to "overlook" potential legal violations;

  A Consultant refuses to sign an acknowledgment accompanying a commission payment or when requested, if the Consultant is receiving retainer payments;

  A Consultant insists on the use of side letters or refuses to execute an Independent Consultant Agreement or put terms agreed in writing;

  A Consultant requests a payment that is out of proportion to the payments provided for in the Consultant’s Independent Consultant Agreement;

  A Consultant requests a payment for a purpose not provided for in the Consultant‘s Independent Consultant Agreement;

  A Consultant requests a payment in a form or to a bank or business location not set out in the Consultant‘s Independent Consultant Agreement;

  Personnel receive a request for a transaction to be recorded inaccurately in RIO ALTO’s books and records;

  A Consultant or Public Official demands a Gift or Entertainment or Travel Expenses;

  Personnel are offered an unusually generous Gift or lavish Entertainment or Travel
  Expenses by a Consultant or Public Official;

  A Public Official recommends the use of a particular Consultant;

  The Consultant has an apparent lack of qualifications or resources to provide the required services;

  A Consultant or Public Official requests the use of multiple intermediaries to provide the required services;

  A Consultant or Public Official requests or requires the use of a third party, such as an agent, intermediary, consultant, distributor or supplier that is not typically used by or known to RIO ALTO;

  A Consultant or Public Official requests that you provide employment or some other advantage to a friend or Family Member.